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Holland & Knight LLP | www.hklaw.com

Kevin M. Houlihan

+1 202-469-5269

Kevin.Houlihan@hklaw.com

November 16, 2018

VIA EDGAR AND E-MAIL

Erin Purnell

Staff Attorney

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Re:	Silvergate Capital Corporation

Amendment No. 3 to

Draft Registration Statement on Form S-1

Confidentially Submitted November 7, 2018

Publicly Filed November 16, 2018

CIK No. 0001312109

Dear Ms. Purnell:

On behalf of Silvergate Capital Corporation, a Maryland corporation (the “Company”), we hereby respond to the comment letter, dated November 16, 2018 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced draft Registration Statement on Form S-1 (the “DRS”) confidentially submitted to the Commission on November 7, 2018. The Company revised the DRS in response to the Staff’s comments and is publicly filing with the Commission concurrently with this letter the Registration Statement on Form S-1 (the “Registration Statement”), which reflects these revisions, via EDGAR. For your convenience, copies of this letter, together with a clean copy of the Registration Statement and a copy of the Registration Statement marked to show changes from the DRS submitted on November 7, 2018 are being delivered to the Staff under separate cover.

Set forth below is the Company’s response to the Staff’s comments provided in the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in bold text below.

Anchorage | Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville | Lakeland

Los Angeles | Miami | New York | Orlando | Philadelphia | Portland | San Francisco | Stamford | Tallahassee | Tampa | Tysons

Washington, D.C. | West Palm Beach

Erin Purnell

November 16, 2018

Management

Executive Officers, page 114

1.

We note that you have added Ben Reynolds to your list of executive officers. Please revise his biographical information to include his business experience during the past five years. Please include similar disclosure for Mr. Simmons. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company revised page 116 of the Registration Statement to include business experience during the past five years for both Ben Reynolds and W. Paul Simmons.

Please do not hesitate to contact us if you have any questions concerning any aspect of the Registration Statement or if we may be of further assistance. You can reach me directly at (202) 469-5269 and William Levay at (202) 469-5271. We appreciate your prompt attention to this matter.

Sincerely yours,

HOLLAND & KNIGHT LLP

/s/ Kevin M. Houlihan

Kevin M. Houlihan